There are a total of 6 pages contained in this manually signed original and any Exhibits or Attachments Hereto.

# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

02041055

P.E 6-3-02

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 14 2002
WASH. D.C. 164

## FORM 6-K

**Pursuant to Section 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**

**For the month of June 2002**

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

# ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

**Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.**

**Form 20-F X** **Form 40-F**

**Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.**

**Yes ___** **No X**

CRG/T

# ELTEK LTD.

6-K Items

1. Eltek Ltd. Press Release dated June 12, 2002 re Acquisition of German PCB Manufacturer.

ITEM 1

**Press Release**

*SOURCE: Eltek Ltd.*

# Eltek Completes Acquisition of German PCB Manufacturer

## Company Adds European Logistics Center

PETACH-TIKVA, Israel, June 12 /PRNewswire-FirstCall/ -- Eltek Ltd. (Nasdaq: ELTK - News), the leading Israeli manufacturer of advanced circuitry solutions, today announced that it has completed the previously announced purchase of a 76% interest in Kubatronik Leiterplatten GmbH, a manufacturer of high-end prototype PCBs based in Geislingen, Germany.

The purchase, terms of which have previously been disclosed, was made through Eltek's newly established subsidiary, EN-Eltek Netherlands 2002 B.V

Founded in 1980 by Mr. Alois Kubat, Kubatronik specializes in short run and prototype boards, including multi-layer, flex-rigid and high density interconnect (HDI). Its customers include Alcatel Germany, EADS, Thales, BGT, Diehl and Siemens. For the twelve-month period ended December 31, 2001, Kubatronik was profitable and had revenues of euro 3.5 million ($3.1 million).

Commenting on the agreement, Arieh Reichart, President and CEO of Eltek said, "We are pleased to complete this acquisition, which was announced earlier this year. Kubatronik will provide Eltek with an instant presence in this highly lucrative market, as well as an impressive new customer base. We will work to further expand business in Germany, where the potential demand for Printed Circuit Boards is approximately $1 billion annually. This acquisition, along with Eltek's capabilities and experience in the medical, aerospace and satellite industries, will be fully leveraged through this relationship."

Mr. Reichart continued, "Mr. Kubat, founder of Kubatronik, is a highly regarded figure within the German PCB marketplace, and will continue to serve as its General Manager. No personnel changes will be made as a result of this acquisition. Kubatronik has a highly experienced sales, marketing and customer service team, which will complement and strengthen Eltek's current capabilities in the European market.

"As Eltek's first European logistics center Kubatronik will continue to specialize in manufacturing prototype and short production run boards decreasing the turnaround time for fulfillment of prototype orders for European customers. Eltek's existing manufacturing facilities will be able to provide follow-on and mid-sized orders for Kubatronik's existing customers. Historically, Kubatronik has not been involved in this aspect of the business. We believe that the synergies between the two companies will be able to generate increased business, resulting in additional revenue streams for Eltek," Mr. Reichart concluded.

About Eltek

Eltek is one of Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.

You may register to receive Eltek's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

*SOURCE: Eltek Ltd.*

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD.

Dated: June 13, 2002

By: A. Reichart

Arieh Reichart
President and Chief Executive Officer